PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED SEPTEMBER 18, 1997)

                                7,500,000 SHARES
                             HIGHWOODS PROPERTIES, INC.       (logo)
                                  COMMON STOCK

     Highwoods Properties, Inc. (the "Company") is a self-administered and self-managed equity real estate investment trust ("REIT") that began operations through a predecessor in 1978. The Company is one of the largest owners and operators of office and industrial properties in the Southeast. The Company owns 365 properties encompassing approximately 21.8 million rentable square feet located in 16 markets in North Carolina, Florida, Tennessee, Georgia, Virginia, South Carolina and Alabama. The Company has entered into agreements with Associated Capital Properties, Inc. and certain of its affiliates ("ACP") and other property owners pursuant to which the Company will combine its property operations with ACP and acquire 84 office properties located in Florida (the "ACP Transaction"). Assuming consummation of the ACP Transaction, which is expected to occur by October 15, 1997, the Company will own 449 office and industrial properties encompassing approximately 28.3 million rentable square feet and will be the largest full-service real estate operating company in Florida, specializing in the ownership, management, acquisition and development of office and industrial properties.

     All of the shares of common stock, par value $.01 per share, of the Company (the "Common Stock") offered hereby are being sold by the Company. Of the 7,500,000 shares of Common Stock offered hereby, 1,500,000 shares of Common Stock are being offered initially outside the United States and Canada and the remaining 6,000,000 shares are being offered initially inside the United States and Canada (collectively, the "Offerings"). The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "HIW." On September 25, 1997, the last reported sale price of the Common Stock on the NYSE was $35 1/16. See "Price Range of Common Stock and Distribution History."

     On September 25, 1997, the Company sold (the "Series B Preferred Offering") 6,900,000 8% Series B Cumulative Redeemable Preferred Shares (the "Series B Preferred Shares"). See "Series B Preferred Offering."

     SEE "RISK FACTORS" BEGINNING ON PAGE 3 IN THE ACCOMPANYING PROSPECTUS FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR
     THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

[CAPTION]

                                                                PRICE TO                UNDERWRITING              PROCEEDS TO
                                                                 PUBLIC                 DISCOUNT(1)                COMPANY(2)
Per Share...........................................             $35.00                    $1.795                   $33.205
Total (3)...........................................          $262,500,000              $13,462,500               $249,037,500

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Estimated expenses of the Company of $400,000 will be paid by the Underwriters.

(3) The Company has granted to the several International Managers an option to purchase up to an additional 225,000 shares of Common Stock to cover over-allotments, if any, and has granted the several U.S. Underwriters an option to purchase up to an additional 900,000 shares of Common Stock to cover over-allotments, if any. If all of such shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to Company will be $301,875,000, $15,481,875 and $286,393,125, respectively. See
    "Underwriting."

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or about October 1, 1997.

MERRILL LYNCH INTERNATIONAL
         MONTGOMERY SECURITIES
                    MORGAN STANLEY DEAN WITTER
                            PRUDENTIAL-BACHE SECURITIES
                                       SCOTT & STRINGFELLOW, INC.
                                                  SMITH BARNEY INC.

         The date of this Prospectus Supplement is September 25, 1997.

                  (property pictures and map appear here)



* Assumes completion of the ACP Transaction. No assurance can be given that the ACP Transaction will be consummated. See "Recent Developments."

CERTAIN PERSONS PARTICIPATING IN THE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING EXERCISING THE OVER-ALLOTMENT OPTION, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED DESCRIPTIONS AND THE FINANCIAL INFORMATION AND STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR INCORPORATED HEREIN AND THEREIN BY REFERENCE. UNLESS INDICATED OTHERWISE, THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTIONS ARE NOT EXERCISED. UNLESS THE CONTEXT OTHERWISE REQUIRES, THE TERMS (I) "COMPANY" SHALL MEAN HIGHWOODS PROPERTIES, INC., PREDECESSORS OF HIGHWOODS PROPERTIES, INC., AND THOSE ENTITIES OWNED OR CONTROLLED BY HIGHWOODS PROPERTIES, INC., INCLUDING HIGHWOODS/FORSYTH LIMITED PARTNERSHIP (THE "OPERATING PARTNERSHIP"), (II) "ACP" SHALL MEAN ASSOCIATED CAPITAL PROPERTIES, INC., ITS PREDECESSORS AND THOSE ENTITIES OWNED OR CONTROLLED BY ASSOCIATED CAPITAL PROPERTIES, INC., (III) "HIGHWOODS PROPERTIES" SHALL MEAN THE 225 SUBURBAN OFFICE AND 140 INDUSTRIAL (INCLUDING 74 SERVICE CENTER) PROPERTIES OWNED BY THE COMPANY, (IV) "ACP PROPERTIES" SHALL MEAN THE 77 OFFICE PROPERTIES OWNED BY ACP AND THE SEVEN OFFICE PROPERTIES THAT ACP HAS UNDER CONTRACT TO PURCHASE AND (V) "PROPERTIES" SHALL MEAN THE HIGHWOODS PROPERTIES AND THE ACP PROPERTIES COMBINED. ALL INFORMATION REGARDING THE HIGHWOODS PROPERTIES AND/OR THE PROPERTIES AS OF JUNE 30, 1997 EXCLUDES INFORMATION ABOUT THE FOUR HIGHWOODS PROPERTIES ACQUIRED AFTER SUCH DATE.

     INFORMATION SET FORTH IN THIS PROSPECTUS SUPPLEMENT CONTAINS "FORWARD-LOOKING STATEMENTS" RELATING TO, WITHOUT LIMITATION, FUTURE ECONOMIC PERFORMANCE, PLANS AND OBJECTIVES OF MANAGEMENT FOR FUTURE OPERATIONS AND PROJECTIONS OF REVENUE AND OTHER FINANCIAL ITEMS, WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "SHOULD," "EXPECT," "ANTICIPATE," "ESTIMATE" OR "CONTINUE" OR COMPARABLE TERMINOLOGY. THE CAUTIONARY STATEMENTS SET FORTH UNDER THE CAPTION "RISK FACTORS" IN THE ACCOMPANYING PROSPECTUS IDENTIFY IMPORTANT FACTORS WITH RESPECT TO SUCH FORWARD-LOOKING STATEMENTS, INCLUDING CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN SUCH FORWARD-LOOKING STATEMENTS.

                                  THE COMPANY

GENERAL

     The Company is a self-administered and self-managed equity real estate investment trust ("REIT") that began operations through a predecessor in 1978. The Company is one of the largest owners and operators of office and industrial properties in the Southeast. The Company owns a diversified portfolio of 365 in-service office and industrial properties encompassing approximately 21.8 million rentable square feet located in 16 markets in North Carolina, Florida, Tennessee, Georgia, Virginia, South Carolina and Alabama. The Highwoods Properties consist of 225 suburban office properties and 140 industrial (including 74 service center) properties and are leased to approximately 2,050 tenants. As of June 30, 1997, the Highwoods Properties were 93% leased.

     In addition, the Company has 26 properties (21 suburban office properties and five industrial properties) (collectively, the "Development Projects") under development in North Carolina, Virginia, Tennessee, Georgia and South Carolina, which will encompass approximately 2.3 million rentable square feet. The Company also owns approximately 547 acres (and has agreed to purchase an additional 423 acres inclusive of the ACP Transaction) of land for future development (collectively, the "Development Land"). The Development Land is zoned and available for office and/or industrial development, substantially all of which has utility infrastructure already in place. The Company provides leasing, property management, real estate development, construction and miscellaneous tenant services for its properties as well as for third parties.

     The Company conducts substantially all of its activities through, and substantially all of its properties are held directly or indirectly by, the Operating Partnership. The Operating Partnership is controlled by the Company as its sole general partner. The Company owns approximately 84% of the common partnership interests ("Common Units") in the Operating Partnership.

RECENT DEVELOPMENTS

     The Company has entered into agreements (the "ACP Transaction Agreements") with ACP and other owners of the ACP Properties pursuant to which the Company will combine its property operations with ACP and acquire a portfolio of 84 office properties encompassing 6.5 million rentable square feet and approximately 50 acres of land for development in six markets in Florida (the "ACP Transaction"). The ACP Properties were 90% leased as of June 30, 1997. The ACP Properties include 82 office properties (77 of which are suburban) in Florida's four major markets, Orlando, Tampa, Jacksonville and South Florida, one 245,000-square foot suburban office property in Tallahassee and one 51,831-square foot suburban office property in Ft. Myers. Upon completion of the ACP Transaction, the Company will own 449 Properties encompassing approximately
28.3 million rentable square feet and will be the largest full-service real estate operating company in Florida. For a description of the properties to be acquired in the ACP Transaction, see "The Properties." The ACP Transaction is expected to close by October 15, 1997, but no assurance can be made that all or part of the transaction will be consummated.

     Under the terms of the ACP Transaction Agreements, the Company will acquire all of the outstanding capital stock of ACP and all of the ownership interests in the entities that own the ACP Properties for an aggregate purchase
                                      S-3
price of $617 million, subject to certain adjustments. The purchase price is expected to consist of the issuance of 3,036,702 Common Units (valued at $32.50 per Common Unit), the assumption of approximately $481 million of mortgage debt ($391 million of which is expected to be paid off by the Company on the date of closing), the issuance of 90,342 shares of Common Stock (valued at $32.50 per share), a capital expense reserve of $11 million and a cash payment of approximately $24 million. Such Common Units and Common Stock are subject to certain restrictions on transfer or redemption. Also in connection with the ACP Transaction, the Company will issue to certain affiliates of ACP warrants to purchase 1,479,290 shares of Common Stock at $32.50 per share. See "Recent Developments -- Business Combination with Associated Capital Properties,
Inc. -- GENERAL."

     Upon completion of the ACP Transaction, James R. Heistand, president of ACP, will become a regional vice president of the Company responsible for the Company's Florida operations. Mr. Heistand has over 19 years of commercial real estate experience in Florida. Over 100 employees of ACP are expected to join the Company, including the two other members of ACP's senior management team. See "Recent Developments -- Business Combination with Associated Capital Properties, Inc. -- MANAGEMENT OF ACP."

OPERATING STRATEGY

     The Company believes that it will continue to benefit from the following factors:

     DIVERSIFICATION. Since its initial public offering (the "IPO") in 1994, the Company has significantly reduced its dependence on any particular market or tenant. At the time of the IPO, the Company's portfolio consisted almost exclusively of office properties in the Raleigh-Durham, North Carolina area (the "Research Triangle"). Based on June 1997 results, approximately 45% of the rental revenue from the Highwoods Properties was derived from properties in North Carolina (26% in the Research Triangle). Upon completion of the ACP Transaction, approximately 33% of the rental revenue from the Properties will be derived from properties in North Carolina (19% in the Research Triangle), as compared to approximately 35% in Florida. The Company's tenants represent a diverse cross-section of the economy. As of June 30, 1997, the 20 largest tenants represented approximately 22.4% of the combined rental revenue from the Highwoods Properties, and the largest single tenant accounted for approximately 4.3% of such revenue. Upon completion of the ACP Transaction, the 20 largest tenants will account for approximately 21.6% of the combined rental revenue from the Properties, and the largest single tenant will account for approximately 3.8% of such revenue.

     ACQUISITION AND DEVELOPMENT OPPORTUNITIES. The Company believes that it has several advantages over many of its competitors in pursuing development and acquisition opportunities. The Company has the flexibility to fund acquisitions and development projects from numerous sources, including the private and public debt markets, proceeds from its private and public equity offerings, its $280 million unsecured revolving loan, other bank and institutional borrowings and the issuance of Common Units, which may provide tax advantages to certain sellers. In addition, its Development Land offers significant development opportunities. Upon completion of the ACP Transaction, the Company will own approximately 597 acres (and will have agreed to purchase an additional 373 acres) of Development Land. The Company's development and acquisition activities should also continue to benefit from its relationships with tenants and property owners and management's extensive local knowledge of the Company's markets.

     MANAGED GROWTH STRATEGY. The Company's strategy has been to focus its real estate activities in markets where it believes its extensive local knowledge gives it a competitive advantage over other real estate developers and operators. As the Company has expanded into new markets, it has continued to maintain this localized approach by combining with local real estate operators with many years of development and management experience in their respective markets. Also, in making its acquisitions, the Company has sought to employ those property-level managers who are experienced with the real estate operations and the local market relating to the acquired properties, so that approximately 85% of the rentable square footage of the Highwoods Properties was either developed by the Company or is managed on a day-to-day basis by personnel that previously managed, leased and/or developed those properties prior to their acquisition by the Company. As a result of the addition of over 100 ACP employees upon the anticipated completion of the ACP Transaction, approximately 80% of the rentable square footage of the Properties will have been developed by the Company or will be managed on a day-to-day basis by personnel that previously managed, leased and/or developed the Properties prior to their acquisition by the Company.

     EFFICIENT, CUSTOMER SERVICE-ORIENTED ORGANIZATION. The Company provides a complete line of real estate services to its tenants and third parties. The Company believes that its in-house development, acquisition, construction management, leasing and management services allow it to respond to the many demands of its existing and potential tenant base, and enable it to provide its tenants cost-effective services such as build-to-suit construction and space modification, including tenant improvements and expansions. The Company believes that the operating efficiencies achieved through its fully integrated organization also provide a competitive advantage in setting its lease rates and pricing other services.

     FLEXIBLE AND CONSERVATIVE CAPITAL STRUCTURE. The Company is committed to maintaining a flexible and conservative capital structure that: (i) allows growth through development and acquisition opportunities; (ii) provides access to the private and public equity and debt markets on favorable terms; and (iii) promotes future earnings growth. Since the
                                      S-4

IPO, the Company has completed four public offerings and two private placements of Common Stock, one public offering of 8 5/8% Series A Cumulative Redeemable Preferred Shares (the "Series A Preferred Shares") and one public offering of 8% Series B Cumulative Redeemable Preferred Shares (the "Series B Preferred Shares"), raising total net proceeds of approximately $965 million. The net proceeds were contributed to the Operating Partnership in exchange for additional partnership interests as required under the Operating Partnership's limited partnership agreement (the "Operating Partnership Agreement"). In addition, the Company has a $280 million unsecured revolving line of credit (the "Revolving Loan") from a syndicate of lenders. On December 2, 1996, the Operating Partnership issued $100 million of 6 3/4% notes due December 1, 2003 (the "2003 Notes") and $110 million of 7% notes due December 1, 2006 (the "2006 Notes"). On June 24, 1997, a trust formed by the Operating Partnership issued $100 million of Exercisable Put Option Securities ("X-POSSM") due June 15, 2004. The X-POSSM bear an interest rate of 7.19%, representing an effective borrowing cost of 7.09%, net of a related put option and certain interest rate protection agreement costs. See "Recent Developments -- Financing Activities and Liquidity."

     Assuming completion of the ACP Transaction, the August 1997 Offering, the Series B Preferred Offering and the Offerings, the Company's pro forma debt as of June 30, 1997 would have totaled $738 million and would have represented approximately 25% of total market capitalization (based on a price of $35 per share for the Common Stock).

THE PROPERTIES

     The following table sets forth certain information about the Highwoods Properties and the ACP Properties as of June 30, 1997:

                                                                                      ANNUALIZED RENTAL REVENUE (1)
                                                                                               INDUSTRIAL
                                                                                  OFFICE       PROPERTIES
                                                                                PROPERTIES         (2)           TOTAL
Highwoods Properties........................................................   $199,216,406    $34,468,743    $233,685,149
ACP Properties..............................................................     83,949,754        --           83,949,754
  Total.....................................................................   $283,166,160    $34,468,743    $317,634,903

                                                                                          RENTABLE SQUARE FEET
                                                                                               INDUSTRIAL
                                                                                  OFFICE       PROPERTIES
                                                                                PROPERTIES         (2)           TOTAL
Highwoods Properties........................................................     14,439,058      7,143,699      21,582,757
ACP Properties..............................................................      6,450,652        --            6,450,652
  Total.....................................................................     20,889,710      7,143,699      28,033,409

                                                                                             PERCENT LEASED
                                                                                               INDUSTRIAL
                                                                                  OFFICE       PROPERTIES       WEIGHTED
                                                                                PROPERTIES         (2)          AVERAGE
Highwoods Properties........................................................        94%(3)           90%(4)        93%
ACP Properties..............................................................        90(5)         --               90
  Weighted Average..........................................................        92%              90%           92%

                                                                                               AGE (YEARS)
                                                                                               INDUSTRIAL
                                                                                  OFFICE       PROPERTIES       WEIGHTED
                                                                                PROPERTIES         (2)          AVERAGE
Highwoods Properties........................................................       11.0            11.9(6)        11.3
ACP Properties..............................................................       16.3(7)        --              16.3
  Weighted Average..........................................................       12.6            11.9           12.4

(1) Annualized Rental Revenue is June 1997 rental revenue (base rent plus operating expense pass throughs) multiplied by 12.

(2) Includes 74 service center properties.

(3) Includes 40 single-tenant properties comprising 2.9 million rentable square feet and 10,152 rentable square feet leased but not occupied.

(4) Includes 25 single-tenant properties comprising 1.6 million rentable square feet and 66,330 rentable square feet leased but not occupied.

(5) Includes seven single-tenant properties comprising 800,000 rentable square feet and 170,784 rentable square feet leased but not occupied.

(6) Excludes Ivy Distribution Center. The Company has entered into an agreement to sell Ivy Distribution Center. Such sale is expected to close by September 30, 1997.

(7) Excludes the Comeau Building, which is a historical building constructed in 1926 and renovated in 1996. Of the 80 ACP Properties built before 1990, 67 have been substantially renovated within the past five years. See "The Properties -- The ACP Properties."
                                      S-5

     The following table sets forth certain information about the Properties in each of the 18 markets as of June 30, 1997:

                                                                                         PERCENT OF
                                                                                            TOTAL
                                  OFFICE       INDUSTRIAL       TOTAL       RENTABLE      RENTABLE        ANNUALIZED
                                PROPERTIES   PROPERTIES (1)   PROPERTIES   SQUARE FEET   SQUARE FEET   RENTAL REVENUE(2)
Research Triangle, NC.........       69              4             73       4,684,867        16.6%       $  60,708,337
Atlanta, GA...................       35             30             65       4,312,917        15.4           35,716,888
Tampa, FL.....................       38             --             38       2,618,072         9.3           35,269,515
South Florida, FL.............       24             --             24       1,953,370         7.0           31,793,212
Piedmont Triad, NC............       25             80            105       4,592,854        16.4           30,178,568
Nashville, TN.................       13              3             16       1,645,839         5.9           23,985,895
Orlando, FL...................       30             --             30       1,987,742         7.1           22,887,022
Jacksonville, FL..............       16             --             16       1,509,609         5.4           18,832,066
Charlotte, NC.................       14             16             30       1,375,122         4.9           13,572,690
Richmond, VA..................       17              1             18         943,689         3.4           12,767,935
Greenville, SC................        7              2              9         805,915         2.9            9,464,021
Memphis, TN...................        7             --              7         466,362         1.7            8,649,836
Columbia, SC..................        7             --              7         423,001         1.5            5,550,045
Tallahassee, FL...............        1             --              1         244,676         0.9            3,158,800
Birmingham, AL................        1             --              1         114,539         0.4            1,777,307
Norfolk, VA...................        1              1              2         178,827         0.6            1,553,477
Asheville, NC.................        1              1              2         124,177         0.4            1,136,476
Ft. Myers, FL.................        1             --              1          51,831         0.2              632,813
      Total...................      307            138            445      28,033,409       100.0%       $ 317,634,903

                                   PERCENT OF
                                TOTAL ANNUALIZED
                                 RENTAL REVENUE
Research Triangle, NC.........         19.1%
Atlanta, GA...................         11.2
Tampa, FL.....................         11.1
South Florida, FL.............         10.0
Piedmont Triad, NC............          9.5
Nashville, TN.................          7.6
Orlando, FL...................          7.2
Jacksonville, FL..............          5.9
Charlotte, NC.................          4.3
Richmond, VA..................          4.0
Greenville, SC................          3.0
Memphis, TN...................          2.7
Columbia, SC..................          1.7
Tallahassee, FL...............          1.0
Birmingham, AL................          0.6
Norfolk, VA...................          0.5
Asheville, NC.................          0.4
Ft. Myers, FL.................          0.2
      Total...................        100.0%

(1) Includes 74 service center properties.

(2) Annualized Rental Revenue is June 1997 rental revenue (base rent plus operating expense pass throughs) multiplied by 12.

                          SERIES B PREFERRED OFFERING

     On September 25, 1997, the Company sold 6,900,000 8% Series B Cumulative Redeemable Preferred Shares for net proceeds of approximately $166.9 million (the "Series B Preferred Offering"). For a description of the Series B Preferred Shares, see "Series B Preferred Offering."

                                 THE OFFERINGS

Shares Offered........................................  7,500,000 (1)
Shares to be Outstanding After the Offerings..........  45,537,400(1)(2)
Use of Proceeds.......................................  The Company intends to use the net proceeds of the Offerings, together with the net proceeds from the Series B Preferred Offering, to (i) fund the $24 million cash portion of the purchase price of the
                                                        ACP Transaction and (ii) repay approximately $366.8 million of mortgages to be assumed in connection with the ACP Transaction. See
                                                        "Use of Proceeds."
NYSE Symbol...........................................  "HIW"

(1) Assumes the Underwriters' over-allotment options to purchase up to an aggregate of 1,125,000 shares of Common Stock are not exercised. See "Underwriting."

(2) Includes (a) 45,447,058 shares of Common Stock to be outstanding after the Offerings and (b) 90,342 shares of Common Stock to be issued in connection with the ACP Transaction. Excludes (i) 2,500,000 shares of Common Stock reserved for issuance upon exercise of options granted pursuant to the Amended and Restated 1994 Stock Option Plan, (ii) 1,729,290 shares of Common Stock that may be issued upon the exercise of warrants granted to certain officers in connection with certain property acquisitions, including warrants to purchase 1,479,290 shares of Common Stock to be issued in connection with the ACP Transaction, (iii) 40,542 shares of Common Stock that may be issued pursuant to earn-out provisions in an acquisition agreement, (iv) 354,000 shares of Common Stock that may be issued upon redemption of Common Units that may be issued in connection with certain property acquisitions and (v) 10,105,532 shares of Common Stock that may be issued upon redemption of Common Units (including 3,036,702 Common Units to be issued in connection with the ACP Transaction), which are redeemable by the holder for cash or, at the option of the Company, shares of Common Stock on a one-for-one basis.
                                      S-6

                        SUMMARY SELECTED FINANCIAL DATA

     The following table sets forth selected financial and operating information for the Company on a pro forma basis for the year ended December 31, 1996 and as of and for the six months ended June 30, 1997. The following table also sets forth selected financial and operating information on an historical basis for the Company for the period from June 14, 1994 (commencement of operations) to December 31, 1994, for the years ended December 31, 1995 and 1996 and for the six months ended June 30, 1997 and 1996.

     The pro forma operating data for the year ended December 31, 1996 assumes that the Eakin & Smith Transaction, the Summer 1996 Offerings, the Crocker Merger, the issuance of the 2003 Notes and the 2006 Notes, the December 1996 Offerings, the Century Center Transaction, the Anderson Transaction, the Series A Preferred Offering, the X-POSSM Offering, the August 1997 Offering, the ACP Transaction, the Series B Preferred Offering and the Offerings all occurred as of January 1, 1996. The pro forma balance sheet as of June 30, 1997 assumes that the August 1997 Offering, the ACP Transaction, the Series B Preferred Offering and the Offerings all occurred on June 30, 1997. The pro forma operating data for the six months ended June 30, 1997 assumes that the Century Center Transaction, the Anderson Transaction, the Series A Preferred Offering, the X-POSSM Offering, the August 1997 Offering, the ACP Transaction, the Series B Preferred Offering and the Offerings occurred as of January 1, 1996.

     The pro forma information is based upon certain assumptions that are included in the notes to the pro forma financial statements incorporated by reference herein. The pro forma financial information is unaudited and is not necessarily indicative of what the financial position and results of operations of the Company would have been as of and for the periods indicated, nor does it purport to represent the future financial position and results of operations for future periods.

     The following information should be read in conjunction with the financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference herein and the historical financial statements and pro forma financial statements and notes thereto regarding the ACP Transaction included in the Company's Current Report on Form 8-K dated August 27, 1997 (as amended by Form 8-K/A filed on September 23, 1997) incorporated by reference herein.

                                                                  UNAUDITED
                                               UNAUDITED          HISTORICAL
                                               PRO FORMA                                UNAUDITED
                                              SIX MONTHS       SIX MONTHS ENDED         PRO FORMA       YEAR ENDED    YEAR ENDED
                                                 ENDED             JUNE 30,            YEAR ENDED      DECEMBER 31,  DECEMBER 31,
                                             JUNE 30, 1997     1997        1996     DECEMBER 31, 1996      1996          1995
                                                        (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
OPERATING DATA:
  Total revenue.............................  $   165,392   $  119,559  $   51,437     $   293,756      $  137,926    $   73,522
  Rental property operating expenses (1)....       51,570       31,588      13,195         108,780          35,313        17,049
  General and administrative................        4,284        4,284       2,134           6,137           5,666         2,737
  Interest expense..........................       25,021       23,638       9,074          48,710          26,610        13,720
  Depreciation and amortization.............       26,628       19,900       7,898          49,343          22,095        11,082
  Income before minority interest...........       57,889       40,149      19,136          80,786          48,242        28,934
  Minority interest.........................      (10,536)      (6,424)     (3,324)        (14,703)         (6,782)       (4,937)
  Income before extraordinary item..........       47,353       33,725      15,812          66,083          41,460        23,997
  Extraordinary item-loss on early
    extinguishment of debt..................           --       (3,337)     --  --              --          (2,140)         (875)
  Net income................................  $    47,353   $   30,388  $   15,812     $    66,083      $   39,320    $   23,122
  Dividends on 8 5/8% Series A Cumulative
    Redeemable Preferred Shares.............       (5,391)      (4,102)         --         (10,781)             --            --
  Dividends on 8% Series B Cumulative
    Redeemable Preferred Shares.............       (6,900)          --          --         (13,800)             --            --
  Net income available for common
    stockholders............................  $    35,062   $   26,286  $   15,812     $    41,502      $   39,320    $   23,122
  Net income per common share...............  $      0.77   $     0.74  $     0.80     $      0.91      $     1.51    $     1.49
BALANCE SHEET DATA (AT END OF PERIOD):
  Real estate, net of accumulated
    depreciation............................  $ 2,281,751   $1,664,751  $  721,155              --      $1,377,874    $  593,066
  Total assets..............................    2,413,014    1,737,538     972,536              --       1,443,440       621,134
  Total mortgages and notes payable.........      737,866      647,473     214,058              --         555,876       182,736
OTHER DATA:
  FFO (2)...................................       72,226       55,947      27,289         105,831          70,620        40,016
  Number of in-service properties...........          445          361         201              --             292           191
  Total rentable square feet................   28,033,000   21,583,000  10,385,000              --      17,455,000     9,215,000


                                                JUNE 14
                                                1994 TO
                                              DECEMBER 31,
                                                  1994

OPERATING DATA:
  Total revenue.............................   $   19,442
  Rental property operating expenses (1)....        5,110
  General and administrative................          810
  Interest expense..........................        3,220
  Depreciation and amortization.............        2,607
  Income before minority interest...........        7,695
  Minority interest.........................         (808)
  Income before extraordinary item..........        6,887
  Extraordinary item-loss on early
    extinguishment of debt..................       (1,273)
  Net income................................   $    5,614
  Dividends on 8 5/8% Series A Cumulative
    Redeemable Preferred Shares.............           --
  Dividends on 8% Series B Cumulative
    Redeemable Preferred Shares.............           --
  Net income available for common
    stockholders............................   $    5,614
  Net income per common share...............   $     0.63
BALANCE SHEET DATA (AT END OF PERIOD):
  Real estate, net of accumulated
    depreciation............................   $  207,976
  Total assets..............................      224,777
  Total mortgages and notes payable.........       66,864
OTHER DATA:
  FFO (2)...................................       10,302
  Number of in-service properties...........           44
  Total rentable square feet................    2,746,000

(1) Rental property operating expenses include salaries, real estate taxes, insurance, repairs and maintenance, property management, security, utilities, leasing, development, and construction expenses.

(2) Funds From Operations ("FFO") is defined as net income, computed in accordance with generally accepted accounting principles ("GAAP"), excluding gains (losses) from debt restructuring and sales of property, plus depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. Management generally considers FFO to be a useful financial performance measurement of an equity REIT because, together with net income and cash flows, FFO provides investors with an additional basis to evaluate the ability of a REIT to incur and service debt and to fund acquisitions and other capital expenditures. FFO does not represent net income or cash flows from operating, investing or financing activities as defined by GAAP. It should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. FFO does not measure whether cash flow is sufficient to fund all cash needs including principal amortization, capital improvements and distributions to stockholders. Further, funds from operations statistics as disclosed by other REITs may not be comparable to the Company's calculation of FFO.
                                      S-7

                                  THE COMPANY

GENERAL

     The Company is a self-administered and self-managed equity REIT that began operations through a predecessor in 1978. Following its initial public offering (the "IPO") in 1994, the Company established itself as one of the largest owners and operators of suburban office and industrial properties in the Southeast. The Company owns 365 properties located in 16 markets in North Carolina, Florida, Tennessee, Georgia, Virginia, South Carolina and Alabama. The Company has entered into agreements (the "ACP Transaction Agreements") with ACP and other owners of the ACP Properties pursuant to which the Company will combine its property operations with ACP and acquire a portfolio of 84 office properties encompassing approximately 6.5 million rentable square feet and approximately 50 acres of land for development in six markets in Florida (the "ACP Transaction"). Assuming consummation of the ACP Transaction, which is expected to occur by October 15, 1997, the Company will own 449 office and industrial properties encompassing approximately 28.3 million rentable square feet and will be the largest full-service real estate operating company in Florida, specializing in the ownership, management, acquisition and development of office and industrial properties. There can be no assurance that all or part of the ACP Transaction will be consummated. See "Recent Developments."

     The Highwoods Properties consist of 225 suburban office properties and 140 industrial (including 74 service center) properties, contain an aggregate of approximately 21.8 million rentable square feet and are leased to approximately 2,050 tenants. At June 30, 1997, the Highwoods Properties were 93% leased. An additional 26 properties (the "Development Projects"), which will encompass approximately 2.3 million rentable square feet are under development in North Carolina, Virginia, Tennessee, Georgia and South Carolina. The Company also owns 547 acres (and has agreed to purchase an additional 423 acres inclusive of the ACP Transaction) of Development Land. The Development Land is zoned and available for office and/or industrial development, substantially all of which has utility infrastructure already in place.

     The Company conducts substantially all of its activities through, and substantially all of its properties are held directly or indirectly by, the Operating Partnership. The Operating Partnership is controlled by the Company, as its sole general partner, which owns approximately 84% of the Common Units in the Operating Partnership. The remaining Common Units are owned by limited partners (including certain officers and directors of the Company). Other than Common Units held by the Company, each Common Unit may be redeemed by the holder thereof for the cash value of one share of Common Stock or, at the Company's option, one share (subject to certain adjustments) of Common Stock. With each such exchange, the number of Common Units owned by the Company and, therefore, the Company's percentage interest in the Operating Partnership, will increase.

     In addition to owning the Highwoods Properties, the Development Projects and the Development Land, the Company provides leasing, property management, real estate development, construction and miscellaneous tenant services for its properties as well as for third parties. The Company conducts its third-party fee-based services through Highwoods Tennessee Properties, Inc., a wholly owned subsidiary of the Company, and Highwoods Services, Inc., a subsidiary of the Operating Partnership.

     The Company was formed in North Carolina in 1994. The Company's executive offices are located at 3100 Smoketree Court, Suite 600, Raleigh, North Carolina 27604, and its telephone number is (919) 872-4924. The Company also maintains regional offices in Winston-Salem, Greensboro and Charlotte, North Carolina; Richmond, Virginia; Nashville and Memphis, Tennessee; Atlanta, Georgia; and Tampa and Boca Raton, Florida.

OPERATING STRATEGY

     The Company believes that it will continue to benefit from the following factors:

     DIVERSIFICATION. Since its IPO in 1994, the Company has significantly reduced its dependence on any particular market, property type or tenant. The Company's in-service portfolio has expanded from 41 North Carolina properties (40 of which were in the Research Triangle area) to 365 properties in 16 southeastern markets. Upon completion of the ACP Transaction, the Company will own 449 properties in 18 southeastern markets. Based on June 1997 results, approximately 45% of the rental revenue from the Highwoods Properties was derived from properties in North Carolina (26% in the Research Triangle). Upon completion of the ACP Transaction, approximately 33% of the rental revenue from the Properties will be derived from properties in North Carolina (19% in the Research Triangle), as compared to approximately 35% in Florida.

     In February 1997, the Company made a significant investment in the suburban Atlanta market with the acquisition of the Century Center Office Park and a business combination with Anderson Properties, Inc. The Company first entered the Atlanta market as well as four markets in Florida and six other markets through its September 1996 merger with Crocker Realty Trust, Inc. Prior to its merger with Crocker, the Company expanded into Winston-Salem/Greensboro, North Carolina (the "Piedmont Triad") and Charlotte, North Carolina through a merger with Forsyth Properties, Inc. ("Forsyth") and also completed significant business combinations in Richmond, Virginia and Nashville, Tennessee. The Company has focused on markets that, like the Research Triangle, have strong demographic and economic characteristics. The Company believes that its markets have the potential over the long term to provide investment returns that exceed national averages.

     The Company's strategy has been to assemble a portfolio of properties that enables the Company to offer buildings with a variety of cost, tenant finish and amenity choices that satisfy the facility needs of a wide range of tenants seeking commercial space. This strategy led, in part, to the Company's combination with Forsyth in February 1995, which added industrial and service center properties (as well as additional office properties) to its suburban office portfolio. Today, based on the June 1997 results for the Highwoods Properties, approximately 85% of the Company's rental revenue is derived from suburban office properties and 15% is derived from industrial properties. Upon completion of the ACP Transaction, approximately 89% of the Company's rental revenue will be derived from office properties and 11% will be derived from industrial properties.

     The Company has also reduced its dependence on any particular tenant or tenants in any particular industry. Its tenants represent a diverse cross-section of the economy. As of June 30, 1997, the 20 largest tenants of the Highwoods Properties represented approximately 22.4% of the combined rental revenue from the Highwoods Properties, and the largest single tenant accounted for approximately 4.3% of such revenue. Upon completion of the ACP Transaction, the 20 largest tenants of the Properties will represent approximately 21.6% of the combined rental revenues from the Properties, and the largest single tenant will account for approximately 3.8% of such revenue. See "The Properties."

     ACQUISITION AND DEVELOPMENT OPPORTUNITIES. The Company seeks to acquire suburban office and industrial properties at prices below replacement cost that offer attractive returns, including acquisitions of underperforming, high quality properties in situations offering opportunities for the Company to improve such properties' operating performance. The Company will also continue to engage in the selective development of office and industrial projects, primarily in suburban business parks, and intends to focus on build-to-suit projects and projects where the Company has identified sufficient demand. In build-to-suit development, the building is significantly pre-leased to one or more tenants prior to construction. Build-to-suit projects often foster strong long-term relationships between the Company and the tenant, creating future development opportunities as the facility needs of the tenant increase.

     The Company believes that it has several advantages over many of its competitors in pursuing development and acquisition opportunities. The Company has the flexibility to fund acquisitions and development projects from numerous sources, including the private and public debt markets, proceeds from its private and public equity offerings, its $280 million Revolving Loan, other bank and institutional borrowings and the issuance of Common Units. Frequently, the Company acquires properties through the exchange of Common Units in the Operating Partnership for the property owner's equity in the acquired properties. As discussed above, each Common Unit received by these property owners is redeemable for cash from the Operating Partnership or, at the Company's option, shares of Common Stock. In connection with these transactions, the Company may also assume outstanding indebtedness associated with the acquired properties. The Company believes that this acquisition method may enable it to acquire properties at attractive prices from property owners wishing to enter into tax-deferred transactions. Since the Company's inception and including the ACP Transaction, Common Units have constituted all or part of the consideration for 231 properties comprising 16.0 million rentable square feet. As of June 30, 1997, only 1,200 Common Units had been redeemed for cash, totaling $35,000.

     Another advantage is the Company's commercially zoned and unencumbered Development Land in existing business parks. Upon completion of the ACP Transaction the Company will own 597 acres (and will have agreed to purchase an additional 373 acres) of Development Land, substantially all of which has utility infrastructure already in place.

     The Company's development and acquisition activities also benefit from its local market presence and knowledge. Upon completion of the ACP Transaction, the Company's property-level officers will have on average over 18 years of real estate experience in their respective markets. Because of this experience, the

Company is in a better position to evaluate acquisition and development opportunities. In addition, the Company's relationships with its tenants and those tenants at properties for which it conducts third-party fee based services may lead to development projects when these tenants or their affiliates seek new space. Also, its relationships with other property owners for whom it provides third-party management services generate acquisition opportunities.

     MANAGED GROWTH STRATEGY. The Company's strategy has been to focus its real estate activities in markets where it believes its extensive local knowledge gives it a competitive advantage over other real estate developers and operators. As the Company has expanded into new markets, it has continued to maintain this localized approach by combining with local real estate operators with many years of development and management experience in their respective markets. Also, in making its acquisitions, the Company has sought to employ those property-level managers who are experienced with the real estate operations and the local market relating to the acquired properties, so that approximately 85% of the rentable square footage of the Highwoods Properties was either developed by the Company or is managed on a day-to-day basis by personnel that previously managed, leased and/or developed those Highwoods Properties prior to their acquisition by the Company. Upon completion of the ACP Transaction, approximately 80% of the rentable square footage of the Properties will have been developed by the Company or will be managed on a day-to-day basis by personnel that previously managed, leased and/or developed these Properties prior to their acquisition by the Company.

     EFFICIENT, CUSTOMER SERVICE-ORIENTED ORGANIZATION. The Company provides a complete line of real estate services to its tenants and third parties. The Company believes that its in-house development, acquisition, construction management, leasing and management services allow it to respond to the many demands of its existing and potential tenant base, and enable it to provide its tenants cost-effective services such as build-to-suit construction and space modification, including tenant improvements and expansions. In addition, the breadth of the Company's capabilities and resources provides it with market information not generally available. The Company believes that the operating efficiencies achieved through its fully integrated organization also provide a competitive advantage in setting its lease rates and pricing other services.

     FLEXIBLE AND CONSERVATIVE CAPITAL STRUCTURE. The Company is committed to maintaining a flexible and conservative capital structure that: (i) allows growth through development and acquisition opportunities; (ii) provides access to the private and public equity and debt markets on favorable terms; and (iii) promotes future earnings growth.

     The Company and the Operating Partnership have demonstrated a strong and consistent ability to access the private and public equity and debt markets. Since the IPO, the Company has completed four public offerings and two private placements of its Common Stock, one public offering of Series A Preferred Shares and one public offering of Series B Preferred Shares, raising total net proceeds of $965 million, which were contributed to the Operating Partnership in exchange for additional partnership interests as required by the Operating Partnership Agreement. On December 2, 1996, the Operating Partnership issued the 2003 Notes and the 2006 Notes in aggregate principal amounts of $100 million and $110 million, respectively.

     On June 24, 1997, a trust formed by the Operating Partnership sold $100 million of Exercisable Put Option Securities ("X-POSSM"), which represent fractional undivided beneficial interests in the trust. The assets of the trust consist of, among other things, $100 million of Exercisable Put Option Notes due June 15, 2011 issued by the Operating Partnership (the "Put Option Notes"). The X-POSSM bear an interest rate of 7.19% and mature on June 15, 2004, representing an effective borrowing cost of 7.09%, net of a related put option and certain interest rate protection agreement costs. Under certain circumstances, the Put Option Notes could also become subject to early maturity on June 15, 2004.

     In addition, the Company has a $280 million Revolving Loan with a syndicate of lenders, which expires on October 31, 1999. As of September 25, 1997, interest on the outstanding balance was payable monthly at a rate of 6.66%.

     Assuming completion of the ACP Transaction, the August 1997 Offering, the Series B Preferred Offering and the Offerings, the Company's pro forma debt as of June 30, 1997 would have totaled $738 million and would have represented approximately 25% of total market capitalization (based on a price of $35 per share for the Common Stock).

                              RECENT DEVELOPMENTS

BUSINESS COMBINATION WITH ASSOCIATED CAPITAL PROPERTIES, INC.

     GENERAL. The Company has entered into the ACP Transaction Agreements with ACP and the other owners of the ACP Properties pursuant to which the Company will combine its property operations with ACP and acquire a portfolio of office properties and development land in Florida (the "ACP Transaction"). The ACP Transaction involves 84 office properties encompassing 6.5 million rentable square feet and approximately 50 acres of land for development with a build-out capacity of 1.9 million square feet. At June 30, 1997, the ACP Properties were 90% leased to approximately 1,100 tenants including IBM, the state of Florida, Prudential, Price Waterhouse, AT&T, GTE, Prosource, Lockheed Martin, NationsBank and Accustaff. Seventy-nine of the ACP Properties are located in suburban submarkets, with the remaining properties located in the central business districts of Orlando, Jacksonville and West Palm Beach. For a description of the ACP Properties, see "The Properties." Although the Company expects the ACP Transaction to close by October 15, 1997, no assurance can be made that all or part of the transaction will be consummated.

     Upon consummation of the ACP Transaction, the Company will become the largest full-service real estate operating company in Florida, specializing in the ownership, management, acquisition and development of office and industrial properties. Upon completion of the ACP Transaction, the Company will have offices in North Carolina's three major markets: the Research Triangle, the Piedmont Triad and Charlotte, North Carolina; Richmond, Virginia; Nashville and Memphis, Tennessee; Atlanta, Georgia; and Tampa, Boca Raton, Orlando, South Florida, Tallahassee and Jacksonville, Florida. Following the ACP Transaction, the Company will own 449 in-service properties totaling approximately 28.3 million rentable square feet.

     The Company believes that the ACP Transaction is a unique investment opportunity. The merger with ACP will combine the Company with Florida's largest owner and operator of office properties. ACP has a demonstrated capacity for value-added acquisitions and is regarded as one of the region's premier office operators. Upon consummation of the ACP Transaction, Florida will become the Company's largest market and the Company will enjoy a combined nine percent share of the office market in the state's four largest metropolitan markets Orlando, Tampa, Jacksonville and South Florida. From May 1996 to May 1997, Florida's employment growth averaged 4%, compared to nationwide growth of approximately 2% during the same period. The Company believes that the Florida markets are early in the office recovery cycle, as evidenced by declining vacancy rates, significant increases in rental rates and modest development activity. The Company also believes that Florida's complex permitting and regulatory environment discourages competitors by creating various barriers to entry that serve to limit new development.

     Under the terms of the ACP Transaction Agreements, the Company will acquire all of the outstanding capital stock of ACP and all of the ownership interests in the entities that own the ACP Properties for an aggregate purchase price of $617 million, subject to certain adjustments. The cost of the ACP Transaction is expected to consist of the issuance of 3,036,702 Common Units (valued at $32.50 per Common Unit), the assumption of approximately $481 million of mortgage debt ($391 million of which is expected to be paid off by the Company on the date of closing), the issuance of 90,342 shares of Common Stock (valued at $32.50 per share), a capital expense reserve of $11 million and a cash payment of approximately $24 million. All Common Units and Common Stock to be issued in the transaction are subject to restrictions on transfer or redemption. Lock-up restrictions with respect to the Common Units issued to ACP and its affiliates will expire over a three-year period in equal annual installments commencing one year from the date of issuance. The restrictions on the transfer of the Common Stock to be issued to ACP and its affiliates are to expire in 25% increments (six months, one year, two years and three years from the date of closing). All lockup restrictions on the transfer of such Common Units or Common Stock issued to ACP and its affiliates will expire in the event of a change of control of the Company or a material adverse change in the financial condition of the Company. Such restrictions will also expire if James R. Heistand, president of ACP, is not appointed or elected as a director of the Company within one year from the date of closing. Also in connection with the ACP Transaction, the Company will issue to certain affiliates of ACP warrants to purchase 1,479,290 shares of the Common Stock at $32.50 per share.

     Under the terms of the the ACP Transaction Agreements, the right of the Company or ACP to terminate the ACP Transaction is generally limited to the following: (i) the failure of the other party to close on or before October 15, 1997; provided that the terminating party has acted in good faith; (ii) the existence of any material adverse change in the business or financial condition or the financial or business prospects of the Company since March 31, 1997; and (iii) the existence of any material structural or environmental defects or title or other deficiencies existing at any or all of the ACP Properties. In certain circumstances, if the ACP Transaction is terminated, the terminating party may be required to pay a break-up fee of $15 million.

     MANAGEMENT OF ACP. Upon completion of the ACP Transaction, Mr. Heistand will become a regional vice president of the Company responsible for its Florida operations and will become an advisory member of the Company's investment committee. Mr. Heistand is expected to join the Company's Board of Directors and become a voting member of the Company's investment committee within the next year. Mr. Heistand has over 19 years of commercial real estate experience in Florida. Over 100 employees of ACP are expected to join the Company, including the two other members of ACP's senior management team, Allen C. de Olazarra and Dale Johannes.

FINANCING ACTIVITIES AND LIQUIDITY

     Set forth below is a summary description of the Company's recent financing activities:

     SERIES B PREFERRED OFFERING. On September 25, 1997, the Company sold 6,900,000 Series B Preferred Shares for net proceeds of approximately $166.9 million. Dividends on the Series B Preferred Shares are cumulative from the date of original issuance and are payable quarterly on March 15, June 15, September 15 and December 15 of each year, commencing December 15, 1997, at the rate of 8% of the $25 liquidation preference per annum (equivalent to $2.00 per annum per share). The Series B Preferred Shares are not redeemable prior to September 25, 2002. See "Series B Preferred Offering."

     X-POSSM OFFERING. On June 24, 1997, a trust formed by the Operating Partnership sold $100 million of Exercisable Put Option Securities ("X-POSSM") due June 15, 2004, which represent fractional undivided beneficial interests in the trust. The assets of the trust consist of, among other things, $100 million of Exercisable Put Option Notes due June 15, 2011 issued by the Operating Partnership. The X-POSSM bear an interest rate of 7.19%, representing an effective borrowing cost of 7.09%, net of a related put option and certain interest rate protection agreement costs. Under certain circumstances, the Put Option Notes could also become subject to early maturity on June 15, 2004.

     AUGUST 1997 OFFERING. On August 28, 1997, the Company entered into two transactions with affiliates of Union Bank of Switzerland (the "August 1997 Offering"). In one transaction, the Company sold 1,800,000 shares of Common Stock to UBS Limited for net proceeds of approximately $57 million. In the other transaction, the Company entered into a forward share purchase agreement (the "Forward Contract") with Union Bank of Switzerland, London Branch ("UBS/LB"). The Forward Contract generally provides that if the price of a share of Common Stock is above $32.14 (the "Forward Price") on August 28, 1998, UBS/LB will return the difference (in shares of Common Stock) to the Company. Similarly, if the price of a share of Common Stock on August 28, 1998 is less than the Forward Price, the Company will pay the difference to UBS/LB in cash or shares of Common Stock, at the Company's option.

     FINANCING OF THE ACP TRANSACTION. The Company intends to use the proceeds of the Offerings, together with the net proceeds from the Series B Preferred Offering, to (i) fund the $24 million cash portion of the purchase price of the ACP Transaction and (ii) repay approximately $366.8 million of indebtedness to be assumed in connection with the ACP Transaction. See "Use of Proceeds." In addition, the Company currently plans to repay all but $90 million of the remaining ACP debt. The remaining $90 million of indebtedness consists of fixed rate mortgage loans with an average maturity of nine years and a weighted average interest rate of 8.27%.

     PRO FORMA CAPITALIZATION. Assuming completion of the Offerings, the Series B Preferred Offering, the August 1997 Offering and the ACP Transaction, the Company's pro forma debt as of June 30, 1997 would have totaled $738 million and would have represented 25% of total market capitalization (based on a stock price of $35). The Company's pro forma fixed charge coverage ratio (defined as income before minority interest plus interest expense divided by contractual interest expense plus preferred stock dividends) for the six months ended June 30, 1997 would have equaled 2.4x.

ORGANIZATIONAL CHANGES

     Upon completion of the ACP Transaction, the Company will create three regional divisions. Mr. Heistand, president of ACP, will be responsible for the Company's Florida operations. John W. Eakin, who joined the Company in connection with its acquisition of Eakin & Smith in April 1996, will be responsible for the Company's operations in Tennessee and Alabama. Edward J. Fritsch, who joined the Company in 1982, will be responsible for the Company's operations in North Carolina, Georgia, Virginia and South Carolina.

     In addition, William T. Wilson III, who served the Company as executive vice president since its merger with Forsyth, has resigned as an officer of the Company. Mr. Wilson will remain on the Company's Board of Directors.

DEVELOPMENT ACTIVITY

     The Company has 26 properties under development in nine markets totaling approximately 2.3 million square feet of space. The following table summarizes these Development Projects as of June 30, 1997:

                                                        RENTABLE                  COSTS
                                                         SQUARE     ESTIMATED      AT       PRE-LEASING    ESTIMATED
             NAME                      LOCATION           FEET        COSTS      6/30/97    PERCENTAGE     COMPLETION
OFFICE PROPERTIES:                                              (DOLLARS IN THOUSANDS)
Ridgefield III                    Asheville                57,000   $  5,200     $    14         0.0%            1Q98
2400 Century Center               Atlanta                 135,000     16,200         207         0.0             2Q98
Patewood VI                       Greenville              107,000     11,400       2,451         0.0             4Q98
Southwind III                     Memphis                  69,000      7,000       2,598       100.0             4Q97
Colonnade                         Memphis                  89,000      9,400       2,047        44.0             1Q98
SouthPointe                       Nashville               104,000     10,900       2,004         0.0             2Q98
Harpeth V                         Nashville                65,000      6,900       1,093         0.0             1Q98
Lakeview Ridge II                 Nashville                61,000      6,100         768         0.0             1Q98
Highwoods Plaza II                Nashville               103,000     10,400       5,733       100.0             3Q97
RMIC                              Piedmont Triad           90,000      7,700          32       100.0             2Q98
Highwoods Center                  Research Traingle        76,000      8,300           3         0.0             3Q98
Overlook                          Research Triangle        97,000      9,900         410         0.0             3Q98
Red Oak                           Research Triangle        65,000      6,000         399         0.0             3Q98
Situs Two                         Research Triangle        59,000      5,900         758         0.0             3Q98
Rexwood V                         Research Triangle        60,000      7,400       1,933        28.0             4Q97
ClinTrials                        Research Triangle       178,000     21,500       4,242       100.0             2Q98
Highwoods V                       Richmond                 67,000      6,600         921         0.0             2Q98
Markel-American                   Richmond                106,000     10,600         120        48.0             2Q98
Grove Park I                      Richmond                 61,000      5,900       2,143        15.0             3Q97
Highwoods Two                     Richmond                 76,000      7,300       4,958        77.0             3Q97
West Shore III                    Richmond                 55,000      5,300       3,429        87.0             3Q97
  OFFICE TOTAL OR WEIGHTED
    AVERAGE                                             1,780,000   $185,900     $36,263        38.0%
INDUSTRIAL PROPERTIES:
TradePort-1                       Atlanta                  87,000   $  3,100     $ 1,262         0.0%            4Q97
TradePort-2                       Atlanta                  87,000      3,100          --         0.0             4Q97
Newpoint                          Atlanta                 119,000      4,700       2,160         0.0             3Q97
R.F. Micro Devices                Piedmont Triad           49,000      8,400       4,089       100.0             4Q97
Highwoods Airport Center          Richmond                142,000      6,100       4,997       100.0             3Q97
  INDUSTRIAL TOTAL OR WEIGHTED
    AVERAGE                                               484,000   $ 25,400     $12,508        40.0%
  TOTAL OR WEIGHTED AVERAGE OF
    ALL DEVELOPMENT PROJECTS                            2,264,000   $211,300     $48,771        38.0%

SUMMARY BY ESTIMATED COMPLETION DATE:

Third Quarter 1997                                        556,000   $ 39,700     $23,420        65.0%
Fourth Quarter 1997                                       352,000     29,000       9,882        38.0
First Quarter 1998                                        272,000     27,600       3,922        14.0
Second Quarter 1998                                       680,000     73,500       7,526        47.0
Third Quarter 1998                                        297,000     30,100       1,570         0.0
Fourth Quarter 1998                                       107,000     11,400       2,451         0.0
                                                        2,264,000   $211,300     $48,771        38.0%

OTHER ACQUISITION ACTIVITY

     The Company's investment committee continually evaluates potential acquisition opportunities in both its existing markets and in new markets that have demographic and economic characteristics similar to its current markets. Accordingly, at any particular time, the Company is likely to be involved in negotiations (at various stages) to acquire one or more properties or portfolios.

                                 THE PROPERTIES

GENERAL

     The Company owns 225 suburban office properties and 140 industrial properties, which are located in 16 markets in the Southeast. The office properties are mid-rise and single-story suburban office buildings. The industrial properties include 66 warehouse and bulk distribution facilities and 74 service center properties. The service center properties have varying amounts of office finish (usually at least 33%) and their rents vary accordingly. The service center properties are suitable for office, retail, light industrial and warehouse uses. In the aggregate, management developed 160 of the 365 Highwoods Properties. The Company provides management and leasing services for 347 of the 365 Highwoods Properties.

     Upon completion of the ACP Transaction, the Company will own an additional 84 office properties. The ACP Properties are located in six markets in Florida, including four markets in which the Company currently owns properties (Jacksonville, Orlando, South Florida and Tampa).

     The following table sets forth certain information about the Highwoods Properties and ACP Properties as of June 30, 1997:

                                                                          ANNUALIZED RENTAL REVENUE (1)
                                                                                   INDUSTRIAL
                                                                      OFFICE       PROPERTIES
                                                                    PROPERTIES         (2)           TOTAL
Highwoods Properties............................................   $199,216,406    $34,468,743    $233,685,149
ACP Properties..................................................     83,949,754        --           83,949,754
  Total.........................................................   $283,166,160    $34,468,743    $317,634,903

                                                                              RENTABLE SQUARE FEET
                                                                                   INDUSTRIAL
                                                                      OFFICE       PROPERTIES
                                                                    PROPERTIES         (2)           TOTAL
Highwoods Properties............................................     14,439,058      7,143,699      21,582,757
ACP Properties..................................................      6,450,652        --            6,450,652
  Total.........................................................     20,889,710      7,143,699      28,033,409

                                                                                 PERCENT LEASED
                                                                                   INDUSTRIAL
                                                                      OFFICE       PROPERTIES       WEIGHTED
                                                                    PROPERTIES         (2)          AVERAGE
Highwoods Properties............................................        94%(3)           90%(4)        93%
ACP Properties..................................................        90(5)         --               90
  Weighted Average..............................................        92%              90%           92%

                                                                                   AGE (YEARS)
                                                                                   INDUSTRIAL
                                                                      OFFICE       PROPERTIES       WEIGHTED
                                                                    PROPERTIES         (2)          AVERAGE
Highwoods Properties............................................       11.0            11.9(6)        11.3
ACP Properties..................................................       16.3(7)        --              16.3
  Weighted Average..............................................       12.6            11.9           12.4

(1) Annualized Rental Revenue is June 1997 rental revenue (base rent plus operating expense pass throughs) multiplied by 12.

(2) Includes 74 service center properties.

(3) Includes 40 single-tenant properties comprising 2.9 million rentable square feet and 10,152 rentable square feet leased but not occupied.

(4) Includes 25 single-tenant properties comprising 1.6 million rentable square feet and 66,330 rentable square feet leased but not occupied.

(5) Includes seven single tenant properties comprising 800,000 rentable square feet and 170,784 rentable square feet leased but not occupied.

(6) Excludes Ivy Distribution Center. The Company has entered into an agreement to sell Ivy Distribution Center. Such sale is expected to close by September 30, 1997.

(7) Excludes the Comeau Building, which is a historical building constructed in 1926 and renovated in 1996. Of the 80 ACP Properties built before 1990, 67 have been substantially renovated within the past five years. See " -- The ACP Properties."

PROPERTY LOCATIONS

     Upon completion of the ACP Transaction, the Company will own properties in 18 markets. The following table sets forth certain information about the Properties in each of the markets at June 30, 1997:

                                                                               PERCENT OF
                                                                                 TOTAL
                                                                   RENTABLE     RENTABLE     ANNUALIZED       PERCENT OF
                         OFFICE       INDUSTRIAL       TOTAL        SQUARE       SQUARE        RENTAL      TOTAL ANNUALIZED
                       PROPERTIES   PROPERTIES (1)   PROPERTIES      FEET         FEET      REVENUE (2)     RENTAL REVENUE
Research Triangle,
  NC................        69              4             73       4,684,867       16.6%    $ 60,708,337          19.1%
Atlanta, GA.........        35             30             65       4,312,917       15.4       35,716,888          11.2
Tampa, FL...........        38         --                 38       2,618,072        9.3       35,269,515          11.1
South Florida, FL...        24         --                 24       1,953,370        7.0       31,793,212          10.0
Piedmont Triad,
  NC................        25             80            105       4,592,854       16.4       30,178,568           9.5
Nashville, TN.......        13              3             16       1,645,839        5.9       23,985,895           7.6
Orlando, FL.........        30         --                 30       1,987,742        7.1       22,887,022           7.2
Jacksonville, FL....        16         --                 16       1,509,609        5.4       18,832,066           5.9
Charlotte, NC.......        14             16             30       1,375,122        4.9       13,572,690           4.3
Richmond, VA........        17              1             18         943,689        3.4       12,767,935           4.0
Greenville, SC......         7              2              9         805,915        2.9        9,464,021           3.0
Memphis, TN.........         7         --                  7         466,362        1.7        8,649,836           2.7
Columbia, SC........         7         --                  7         423,001        1.5        5,550,045           1.7
Tallahassee, FL.....         1         --                  1         244,676        0.9        3,158,800           1.0
Birmingham, AL......         1         --                  1         114,539        0.4        1,777,307           0.6
Norfolk, VA.........         1              1              2         178,827        0.6        1,553,477           0.5
Asheville, NC.......         1              1              2         124,177        0.4        1,136,476           0.4
Ft. Myers, FL.......         1         --                  1          51,831        0.2          632,813           0.2
       Total........       307            138            445      28,033,409      100.0%    $317,634,903         100.0%

(1) Includes 74 service center properties.
(2) Annualized Rental Revenue is June 1997 rental revenue (base rent plus operating expense pass throughs) multiplied by 12.

TENANTS

     Upon completion of the ACP Transaction, the Properties will be leased to approximately 3,000 tenants, which engage in a wide variety of businesses. The following table sets forth information concerning the 20 largest tenants of the Properties as of June 30, 1997:

                                                                                                       PERCENT OF TOTAL
                                                                    NUMBER          ANNUALIZED            ANNUALIZED
TENANT                                            PORTFOLIO (1)    OF LEASES    RENTAL REVENUE (2)    RENTAL REVENUE (2)
 1. IBM........................................     H,A                14          $ 12,023,367               3.79%
 2. Federal Government.........................     H,A                42            11,364,429               3.58
 3. AT&T.......................................     H,A                16             6,862,466               2.16
 4. Bell South.................................     H,A                44             6,060,292               1.91
 5. State of Florida...........................      A                  4             3,419,751               1.08
 6. First Citizens Bank & Trust................      H                  8             2,869,360               0.90
 7. MCI........................................     H,A                11             2,428,690               0.76
 8. Independent Life & Accident................      A                  1             2,160,000               0.68
 9. Price Waterhouse...........................     H,A                 3             2,138,427               0.67
10. BB&T.......................................      H                  3             1,912,170               0.60
11. The Martin Agency, Inc.....................      H                  1             1,879,875               0.59
12. International Paper........................      H                  6             1,811,632               0.57
13. Jacobs-Sirrene Engineers, Inc..............      H                  1             1,801,694               0.57
14. H.I.P. Health Plan of Florida..............      A                  1             1,745,127               0.55
15. Duke University............................      H                  5             1,743,889               0.55
16. Blue Cross & Blue Shield of NC.............      H                  7             1,708,580               0.54
17. Barclays American Mortgage.................      H                  3             1,665,378               0.52
18. Clintrials.................................      H                  4             1,642,695               0.52
19. GTE........................................      A                  2             1,630,379               0.51
20. Cigna Health Plans, Inc....................      H                  1             1,629,111               0.51
       Total...................................                       177          $ 68,497,312              21.56%

(1) H=Highwoods and A=ACP.

(2) Annualized Rental Revenue is June 1997 rental revenue (base rent plus operating expense pass throughs) multiplied by 12.

LEASE EXPIRATIONS OF THE PROPERTIES

     The following table sets forth scheduled lease expirations for leases in place at the Properties as of June 30, 1997, for each of the next 10 years beginning with June 30, 1997, assuming no tenant exercises renewal options or is terminated due to default:

                                                                  PERCENTAGE OF
                                                    RENTABLE       TOTAL LEASED                        PERCENTAGE OF
                                                   SQUARE FEET     SQUARE FEET        ANNUALIZED      TOTAL ANNUALIZED
                                       NUMBER      SUBJECT TO     REPRESENTED BY    RENTAL REVENUE     RENTAL REVENUE
                                      OF LEASES     EXPIRING         EXPIRING       UNDER EXPIRING     REPRESENTED BY
LEASE EXPIRING                        EXPIRING       LEASES           LEASES          LEASES (1)      EXPIRING LEASES
Remainder of 1997..................       566        2,428,591           9.4%        $ 24,405,298             7.7%
1998...............................       788        4,424,274          17.2           51,055,354            16.1
1999...............................       714        4,409,874          17.1           51,829,526            16.2
2000...............................       622        3,931,321          15.3           50,075,932            15.8
2001...............................       413        3,337,214          13.0           45,583,820            14.4
2002...............................       282        2,790,629          10.8           33,817,693            10.6
2003...............................        67          972,615           3.8           14,166,264             4.5
2004...............................        41          849,698           3.3           11,846,802             3.7
2005...............................        34          702,234           2.7            8,944,568             2.8
2006...............................        25          889,358           3.5           11,128,041             3.5
Thereafter.........................        38        1,002,585           3.9           14,781,605             4.7
Total..............................     3,590       25,738,393         100.0%        $317,634,903           100.0%

(1) Annualized Rental Revenue is June 1997 rental revenue (base rent plus operating expense pass throughs) multiplied by 12.

THE ACP PROPERTIES

     The ACP Properties consist of 84 office buildings located in six metropolitan areas in Florida encompassing a total of approximately 6.5 million rentable square feet. Seventy-nine of the properties are suburban office buildings and comprise approximately 5.1 million square feet of rentable space. The remaining five properties are located in the central business districts of Orlando, Jacksonville and West Palm Beach.

     The ACP Properties generally were developed in the late 1970s and early 1980s and have an average age of approximately 16 years (excluding an 85,000-square foot historical property built in 1926). Of the 80 ACP Properties built before 1990, 67 have been renovated during the past five years. The majority of the ACP Properties were acquired by ACP or its predecessors during the past three years, near the end of a downturn in commercial real estate markets that resulted from the over-building of the 1980s. Most of the ACP Properties are used for more than one business activity. The ACP Properties are similar in quality to that of the Highwoods Properties. They are primarily of brick or concrete construction, having one to ten stories, with lush landscaped areas and sufficient parking for their intended use. The ACP Properties are well maintained and strategically located near transportation corridors. Other than regular maintenance operations, routine tenant improvements and a planned renovation of Independent Square, the Company does not anticipate the necessity of undertaking any significant renovation or construction projects at any of the ACP Properties in the near term.

     Management of the ACP Properties is supervised by ACP's asset managers in regional offices. On-site management is conducted by ACP at all of its properties. The Company intends to retain all of ACP's on-site managers following completion of the ACP Transaction.

     The following table sets forth information regarding the ACP Properties:

                                                                                                   TENANTS LEASING
                                                                                                    25% OR MORE OF
                                                                     PERCENT     PERCENT           RENTABLE SQUARE
                                                         RENTABLE   LEASED AT  OCCUPIED AT             FEET AT
                        NUMBER OF    YEAR       YEAR      SQUARE    JUNE 30,    JUNE 30,               JUNE 30,
PROPERTY                BUILDINGS    BUILT    RENOVATED    FEET       1997        1997                   1997
JACKSONVILLE PORTFOLIO
Three Oaks Plaza             3       1972        1977      260,282     95.0%       94.5%    N/A
Southpoint Building          1       1980        1994       58,154     63.2        63.2     N/A
Reflections                  2       1985        1996      114,188     96.0        96.0     N/A
Independent Square           1       1975        1998      676,021     63.3        44.9     Independent Life & Accident
Life of the South            2       1964        1995       75,960     57.3        57.3     Life Of The South
  Building
Harry James Building         1       1982         N/A       30,961     91.9        91.9     Aon Risk Services Inc. of Fl.
CIGNA Building               1       1972        1996       42,274     62.3        62.3     Insurance Co. Of North America
Belfort Park I               1       1988        1996       60,897     97.4        97.4     ACR Systems, Inc.
Belfort Park II              1       1988        1996       55,954    100.0       100.0     Mediaone
Belfort Park III             2       1988         N/A       84,294    100.0       100.0     Xomed, Inc.
  JACKSONVILLE TOTAL OR
    WEIGHTED AVERAGE        15                           1,458,985     76.7%       68.1%
ORLANDO PORTFOLIO
Executive Point Towers       2       1978        1997      124,833     83.9%       73.2%    AT&T
One Winter Park              1       1982        1992       62,212     80.7        80.7     N/A
Lakeview Office Park         6       1975        1996      211,266     84.5        77.0     N/A
2699 Lee Road Building       1       1974        1982       87,843     91.4        91.4     N/A
Premier Point North          1       1983        1997       47,871     91.6        91.6     Muscato Corporation
Premier Point South          1       1983        1997       47,581     92.8        92.8     N/A
Skyline Center               1       1985        1997       45,246     87.9        87.9     Hubbard Construction Co.
The Palladium                1       1988        1995       72,278    100.0       100.0     Westinghouse Electric
Corporate Square             4       1971        1997       46,915     64.1        64.1     Valencia Community College
ACP-W                        6     1966-1992     1994      315,515    100.0       100.0     AT&T
201 Pine Street Building      1      1980        1994      236,866     97.4        97.4     N/A
CCC Building                 1       1990         N/A      165,000     95.0        95.0     Campus Crusade
Interlachen Village          1       1987         N/A       49,705     88.0        88.0     N/A
Signature Plaza              1       1982        1994      273,815    100.0       100.0     N/A
  ORLANDO TOTAL OR
    WEIGHTED AVERAGE        28                           1,786,946     93.1%       91.5%

                                                                                                   TENANTS LEASING
                                                                                                    25% OR MORE OF
                                                                     PERCENT     PERCENT           RENTABLE SQUARE
                                                         RENTABLE   LEASED AT  OCCUPIED AT             FEET AT
                        NUMBER OF    YEAR       YEAR      SQUARE    JUNE 30,    JUNE 30,               JUNE 30,
PROPERTY                BUILDINGS    BUILT    RENOVATED    FEET       1997        1997                   1997
SOUTH FLORIDA PORTFOLIO
The 1800 Eller Drive         1       1983        1996      100,509     99.0%       99.0%    Renaissance Cruises
  Building
The Comeau Building          1       1926        1996       85,060     73.0        71.3     N/A
Emerald Hills Executive      1       1979        1992       62,806     97.3        97.3     N/A
  Plaza I
Emerald Hills Executive      1       1979        1992       74,141     91.3        86.6     Sheridan Health Corp
  Plaza II
Venture Corporate Center      1      1982        1992       82,996     95.5        95.5     Conroy, Simberg & Lewis, P.A.
  I
Venture Corporate Center      1      1982        1992       84,328     98.7        89.8     H.I.P. Health Plan of FL/
  II                                                                                        Michael Swerdlow Cos.
Venture Corporate Center      1      1982        1992       83,443    100.0       100.0     H.I.P. Health Plan Of FL
  III
The Atrium at Coral          1       1984        1996      163,968     95.8        95.8     Prosource
  Gables
Dadeland Towers North        3       1972        1997      243,013     89.7        88.4     N/A
2828 Coral Way               1       1985         N/A       60,779     94.0        94.0     Spanish Radio Network
Centrum Plaza                1       1988        1995       41,414    100.0       100.0     N/A
Pine Island Commons          1       1985        1994       60,087     93.0        93.0     N/A
Atrium West                  1       1983        1993       91,375     93.0        93.0     Federal Government
Palm Beach Gardens           2       1984        1992       67,657     92.0        92.0     N/A
Corporate Square             3       1981         N/A       88,979     94.0        94.0     Valencia Community College
Design Center                1       1986         N/A       57,500    100.0       100.0     N/A
  SOUTH FLORIDA TOTAL OR
    WEIGHTED AVERAGE        21                           1,448,055     93.5%       92.4%
TALLAHASSEE PORTFOLIO
Blairstone Building          1       1994         N/A      244,676    100.0%      100.0%    State of Florida
FT. MYERS PORFOLIO
Sunrise Office Center        1       1974        1997       51,831     72.4%       72.4%    N/A
TAMPA PORTFOLIO
Crossroads                   1       1981        1997       74,729     62.0%       62.0%    N/A
5310 Cypress Center          1       1982        1995       49,578     94.0        94.0     Fireman's Fund Insurance Co./
  Drive                                                                                     Pitney Bowes Mgmt Services
5400 Gray Street             1       1973        1997        5,408    100.0       100.0     The Wackenhut Corp
Lakeside                     1       1978        1996       91,555    100.0       100.0     American Portable Telecom
Parkside                     1       1979        1997      102,046    100.0       100.0     IBM
Horizon                      1       1980        1994       92,338     92.8        92.8     IBM
Pavillion                    1       1982         N/A      144,166    100.0       100.0     IBM
Spectrum                     1       1984        1995      146,994    100.0       100.0     IBM
Lakepoint I                  1       1986         N/A      229,358     99.7        99.7     IBM/Price Waterhouse
Grand Plaza                  3       1985        1993      238,305     94.0        94.0     N/A
Lakeside Technology          4       1984        1996      147,944     92.0        92.0     NationsBank
Tampa Telecom                2       1991         N/A      137,738    100.0       100.0     GTE
  TAMPA TOTAL OR
    WEIGHTED AVERAGE        18                           1,460,159     95.6%       95.6%
TOTAL OR WEIGHTED
  AVERAGE OF ALL ACP
  PROPERTIES                84                           6,450,652     90.2%       87.5%

                                   MANAGEMENT

     The following table sets forth certain information with respect to the directors and executive officers of the Company:

NAME                        AGE   PRINCIPAL OCCUPATIONS AND OTHER DIRECTORSHIPS
O. Temple Sloan, Jr.        58    Director and Chairman of the Board of Directors. Mr. Sloan is a founder of the predecessor of the Company. Mr. Sloan is a director of
                                  NationsBank, N.A. Mr. Sloan also serves as chairman of General Parts,
                                  Inc., a nationwide distributor of automobile replacement parts, which he founded.
Ronald P. Gibson            53    Director, President and Chief Executive Officer. Mr. Gibson is a founder of the Company and has served as president or managing partner of its predecessor since its formation in 1978.
John L. Turner              51    Director, Vice Chairman of the Board of Directors and Chief Investment
                                  Officer. Mr. Turner co-founded Forsyth's predecessor in 1975.
John W. Eakin               42    Director and Senior Vice President. Mr. Eakin is responsible for operations in Tennessee and Alabama. Mr. Eakin was the founder and president of Eakin & Smith, Inc. prior to its merger with the Company.
Gene H. Anderson            52    Director and Senior Vice President. Mr. Anderson manages the operations of the Company's Georgia properties. Mr. Anderson was the founder and president of Anderson Properties, Inc. prior to its merger with the
                                  Company.
William T. Wilson III       43    Director. Mr. Wilson served as executive vice president of the Company from February 1995 until June 1997. Mr Wilson joined Forsyth in 1982 and served as its president from 1993 until its merger with the Company.
Thomas W. Adler             56    Director. Mr. Adler is a principal of Cleveland Real Estate Partners, a fee-based real estate service company. Mr. Adler has served as a member of the executive committee and board of governors of the National
                                  Association of Real Estate Investment Trusts ("NAREIT") and he was
                                  national president in 1990 of the Society of Industrial and Office
                                  Realtors.
William E. Graham, Jr.      67    Director. Mr. Graham is a lawyer in private practice with the firm of
                                  Hunton & Williams. Mr. Graham was a board member, vice chairman and general counsel of Carolina Power & Light Company. Mr. Graham serves on the Raleigh board of directors of NationsBank and the board of directors of BB&T Mutual Funds Group.
L. Glenn Orr, Jr.           57    Director. Mr. Orr is a director of Southern National Corporation and was its chairman of the board of directors, president and chief executive officer prior to its merger with Branch Banking and Trust.
Willard H. Smith Jr.        60    Director. Mr. Smith was a managing director of Merrill Lynch. Mr. Smith is a member of the board of directors of Cohen & Steers Realty Shares,
                                  Cohen & Steers Realty Income Fund, Cohen & Steers Special Equity Fund,
                                  Inc., Cohen & Steers Total Return Realty Fund, Cohen & Steers Equity
                                  Income Fund, Essex Property Trust, Inc., Realty Income Corporation and
                                  Willis Lease Financial Corporation.

NAME                        AGE   PRINCIPAL OCCUPATIONS AND OTHER DIRECTORSHIPS
Stephen Timko               69    Director. Mr. Timko joined the Board of Directors in February 1995 in connection with the Company's acquisition of Research Commons. He has served as associate vice president of financial affairs for Temple
                                  University.
Edward J. Fritsch           38    Senior Vice President and Secretary. Mr. Fritsch is responsible for operations in North Carolina, Georgia, Virginia and South Carolina. Mr.
                                  Fritsch joined the Company in 1982.
Carman J. Liuzzo            36    Vice President, Chief Financial Officer and Treasurer. Prior to joining the Company, Mr. Liuzzo was vice president and chief accounting officer for Boddie-Noell Enterprises, Inc. and Boddie-Noell Restaurant
                                  Properties, Inc. Mr. Liuzzo is a certified public accountant.
Mack D. Pridgen, III        47    Vice President and General Counsel. Prior to joining the Company, Mr.
                                  Pridgen was a partner with Smith Helms Mulliss & Moore, L.L.P.

     In addition, upon completion of the ACP Transaction, James R. Heistand, president of ACP, will become a senior vice president of the Company responsible for the Company's Florida operations and will become an advisory member of the Company's investment committee. Within one year of the ACP Transaction, Mr. Heistand is expected to join the Company's Board of Directors and become a voting member of the Company's investment committee.

                          SERIES B PREFERRED OFFERING

     On September 25, 1997, the Company sold 6,900,000 Series B Preferred Shares for net proceeds of approximately $166.9 million (the "Series B Preferred Offering"). The following description of the Series B Preferred Shares is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the Company's Amended and Restated Articles of Incorporation, including the Articles Supplementary applicable to the Series B Preferred Shares.

     With respect to the payment of dividends and amounts upon liquidation, the Series B Preferred Shares rank PARI PASSU with the Series A Preferred Shares and any other equity securities of the Company the terms of which provide that such equity securities rank on a parity with the Series B Preferred Shares and rank senior to the Common Stock and any other equity securities of the Company which by their terms rank junior to the Series B Preferred Shares. Dividends on the Series B Preferred Shares are cumulative from the date of original issue and are payable quarterly on March 15, June 15, September 15 and December 15 of each year, commencing December 15, 1997, at the rate of 8% of the $25 liquidation preference per annum (equivalent to $2.00 per annum per share). Dividends on the Series B Preferred Shares will accrue whether or not the Company has earnings, whether or nor there are funds legally available for the payment of such dividends and whether or not such dividends are declared. The Series B Preferred Shares have a liquidation preference of $25 per share, plus an amount equal to any accrued and unpaid dividends.

     The Series B Preferred Shares are not redeemable prior to September 25, 2002. On and after September 25, 2002, the Series B Preferred Shares will be redeemable for cash at the option of the Company, in whole or in part, at $25 per share, plus any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price (other than the portion thereof consisting of accrued and unpaid dividends) is payable solely out of the sale proceeds of other capital stock of the Company, which may include other series of preferred stock, and from no other source.

                                USE OF PROCEEDS

     The net cash proceeds to the Company of the shares of Common Stock offered in the Offerings are expected to be approximately $249 million (approximately $286 million if the Underwriters' over-allotment options are exercised in full). The Company intends to use the net proceeds of the Offerings, together with the net proceeds of the Series B Preferred Offering, to (i) fund the $24 million cash portion of the purchase price of the ACP Transaction and (ii) repay approximately $366.8 million of mortgages to be assumed in connection with the ACP Transaction. The mortgages bear a weighted average interest rate of 9.4%. Pending such uses, the net proceeds may be invested in short-term, investment grade, income producing investments such as commercial paper, government securities or money market funds that invest in government securities.

              PRICE RANGE OF COMMON STOCK AND DISTRIBUTION HISTORY

     The Common Stock has been traded on the NYSE under the symbol "HIW" since its initial public offering in June 1994. The following table sets forth the high and low closing sales prices per share reported on the NYSE for the periods indicated and the distributions paid per share for each such period.

                                                                                          CLOSING PRICE            DISTRIBUTIONS
                                                                                            PER SHARE              PER
PERIOD OR QUARTER                                                                     HIGH             LOW         SHARE
June 7, 1994 through June 30, 1994.............................................   $ 21 1/2 $         19 7/8        $.075(1)
Third Quarter 1994.............................................................     21               20             .425
Fourth Quarter 1994............................................................     21 5/8           18 3/4         .425
First Quarter 1995.............................................................     22               20             .425
Second Quarter 1995............................................................     25 1/2           21 1/4         .450
Third Quarter 1995.............................................................     26 7/8           23 7/8         .450
Fourth Quarter 1995............................................................     28 3/8           25 1/2         .450
First Quarter 1996.............................................................     30 1/2           27 3/4         .450
Second Quarter 1996............................................................     30 1/4           26 7/8         .480
Third Quarter 1996.............................................................     30 3/8           27             .480
Fourth Quarter 1996............................................................     33 3/4           28 1/2         .480
First Quarter 1997.............................................................     35 1/2           33             .480
Second Quarter 1997............................................................     33 1/2           30             .510
July 1, 1997 through September 25, 1997........................................     35 13/16         31 1/16          --

(1) No distribution was paid during this period. The accrued distribution of $.075 per share was paid on November 16, 1994 at the time the Company paid its initial distribution for the period from inception to September 30, 1994.

     On September 25, 1997, the last reported sale price of the Common Stock on the NYSE was $35 1/16 per share. On September 25, 1997, the Company had 764 stockholders of record.

     The Company intends to continue to declare quarterly distributions on its Common Stock. However, no assurances can be given as to the amounts of future distributions as such distributions are subject to the Company's cash flow from operations, earnings, financial condition, capital requirements and such other factors as the Board of Directors deems relevant. The Company has determined that 100% of the per share distribution for 1994, 93% of the per share distribution for 1995 and 81% of the per share distribution for 1996 represented ordinary income to the stockholders for income tax purposes. No assurance can be given that such percentage will not change in future years.

     The Company has adopted a program for the reinvestment of distributions under which holders of Common Stock may elect automatically to reinvest distributions in additional Common Stock. The Company may, from time to time, repurchase Common Stock in the open market for purposes of fulfilling its obligations under this distribution reinvestment program or may elect to issue additional Common Stock.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 30, 1997 and on a pro forma basis assuming (i) the issuance and sale of the 7,500,000 shares of Common Stock offered in the Offerings at an offering price of $35 per share and the anticipated application of the net proceeds therefrom as described in "Use of Proceeds," (ii) the Series B Preferred Offering, (iii) the ACP Transaction and (iv) the August 1997 Offering each had occurred as of June 30, 1997. The capitalization table should be read in conjunction with the historical financial statements and the notes thereto incorporated herein by reference and the pro forma financial information and the notes thereto incorporated herein by reference.

                                                                                    JUNE 30, 1997
                                                                           HISTORICAL            PRO FORMA
                                                                                   (IN THOUSANDS)
Debt:
  Revolving Loan........................................................      $--                   $--
  Mortgage notes........................................................   337,473               427,866
  6 3/4% Notes due 2003.................................................   100,000               100,000
  7% Notes due 2006.....................................................   110,000               110,000
  Exercisable Put Option Notes due 2011 (1).............................   100,000               100,000
     Total debt.........................................................   647,473               737,866
Minority interest in the Operating Partnership..........................   171,759               270,452
Stockholders' equity:
  Preferred Stock, $.01 par value; 10,000,000 authorized
     8 5/8% Series A Cumulative Redeemable Preferred Shares
     (liquidation preference $1,000 per share), 125,000 shares issued
     and outstanding....................................................   125,000               125,000
     8% Series B Cumulative Redeemable Preferred Shares (liquidation preference $25 per share), 0 shares and 6,900,000 shares,
     respectively, issued and outstanding...............................       0                 172,500
  Common Stock, $.01 par value; 100,000,000 authorized, 35,931,307 shares and 45,321,649 shares, respectively, issued and outstanding
     (2)................................................................     359                     453
  Additional paid-in capital............................................   783,442             1,086,738
  Accumulated deficit...................................................   (18,706)              (18,706)
     Total stockholders' equity.........................................   890,095             1,365,985
     Total capitalization...............................................$1,709,327            $2,374,303

(1) On June 24, 1997, a trust formed by the Operating Partnership sold $100 million of Exercisable Put Option Securities ("X-POS(SM)"), which represent fractional undivided beneficial interests in the trust. The assets of the trust consist of, among other things, $100 million of Exercisable Put Option Notes due June 15, 2011 issued by the Operating Partnership (the "Put Option Notes"). The X-POS(SM) bear an interest rate of 7.19% and mature on June 15, 2004, representing an effective borrowing cost of 7.09%, net of a related put option and certain interest rate protection agreement costs. Under certain circumstances, the Put Option Notes could also become subject to early maturity on June 15, 2004.

(2) Excludes (a) 7,068,830 (historical) and 10,105,532 (pro forma) shares of Common Stock that may be issued upon redemption of Common Units (which are redeemable by the holder for cash or, at the Company's option, shares of Common Stock on a one-for-one basis) issued in connection with the formation of the Company and subsequent property acquisitions, including the ACP Transaction, (b) 2,500,000 shares of Common Stock reserved for issuance upon exercise of options granted pursuant to the Amended and Restated 1994 Stock Option Plan, (c) 1,729,290 shares of Common Stock that may be issued upon the exercise of outstanding warrants granted to certain officers in connection with certain property acquisitions, including the ACP Transaction, (d) 354,000 shares of Common Stock that may be issued upon redemption of Common Units that may be issued in connection with certain property acquisitions and (e) 40,542 shares of Common Stock that may be issued pursuant to earn-out provisions in an acquisition agreement.

                            SELECTED FINANCIAL DATA

     The following table sets forth selected financial and operating data for the Company on a historical and a pro forma basis. Historical operating data for the year 1994 is presented from June 14, 1994, the commencement of the Company's operations. The pro forma operating data for the year ended December 31, 1996 has been derived by the application of pro forma adjustments to the Company's audited consolidated financial statements incorporated herein by reference and assumes that the following transactions all occurred as of January 1, 1996: (i) the merger with Eakin & Smith, Inc. and its affiliates (the "Eakin & Smith Transaction"), (ii) the issuance of 11,500,000 and 250,000 shares of Common Stock (the "Summer 1996 Offerings"), (iii) the merger with Crocker Realty Trust, Inc., (the "Crocker Merger"), (iv) the issuance of the 2003 Notes and the 2006 Notes, (v) the issuance of 2,587,500, 611,626, 344,732 and 137,198 shares of
Common Stock (the "December 1996 Offerings"), (vi) the acquisition of Century Center Office Park and an affiliated property portfolio (the "Century Center Transaction"), (vii) the merger with Anderson Properties, Inc. and its affiliates (the "Anderson Transaction"), (viii) the issuance of 125,000 Series A Preferred Shares (the "Series A Preferred Offering"), (ix) the issuance of X-POSSM (the "X-POSSM Offering"), (x) the August 1997 Offering, (xi) the ACP Transaction, (xii) the Series B Preferred Offering and (xiii) the Offerings. The pro forma balance sheet data as of June 30, 1997 has been derived by the application of pro forma adjustments to the Company's unaudited consolidated financial statements incorporated herein by reference and assumes that the August 1997 Offering, the ACP Transaction, the Series B Preferred Offering and the Offerings occurred as of June 30, 1997. The pro forma operating data for the six months ended June 30, 1997 has been derived by the application of pro forma adjustments to the Company's unaudited consolidated financial statements incorporated herein by reference and assumes that the Century Center Transaction, the Anderson Transaction, the Series A Preferred Offering, the X-POSSM Offering, the August 1997 Offering, the ACP Transaction, the Series B Preferred Offering and the Offerings occurred as of January 1, 1996. The pro forma information is based upon certain assumptions that are set forth in the notes hereto included herein and in the pro forma financial statements incorporated by reference herein. The pro forma financial information is unaudited and is not necessarily indicative of what the financial position and results of operations of the Company would have been as of and for the periods indicated nor does it purport to represent the future financial position and results of operations for future periods.

     The following information should be read in conjunction with the financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference herein and the historical financial statements and pro forma financial statements and notes thereto regarding the ACP Transaction included in the Company's Current Report on Form 8-K dated August 27, 1997 (as amended by Form 8-K/A filed on September 23, 1997) incorporated by reference herein.

                              UNAUDITED         UNAUDITED
                              PRO FORMA         HISTORICAL         UNAUDITED
                              SIX MONTHS                           PRO FORMA                                  JUNE 14,
                                ENDED        SIX MONTHS ENDED      YEAR ENDED    YEAR ENDED    YEAR ENDED     1994 TO
                               JUNE 30,          JUNE 30,         DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
                                 1997        1997        1996         1996          1996          1995          1994
                                                   (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
OPERATING DATA:
  Total revenue.............. $  165,392  $  119,559  $   51,437    $293,756     $  137,926     $ 73,522      $ 19,442
  Rental property operating
    expenses (1).............     51,570      31,588      13,195     108,780         35,313       17,049         5,110
  General and
    administrative...........      4,284       4,284       2,134       6,137          5,666        2,737           810
  Interest expense...........     25,021      23,638       9,074      48,710         26,610       13,720         3,220
  Depreciation and
    amortization.............     26,628      19,900       7,898      49,343         22,095       11,082         2,607
  Income before minority
    interest.................     57,889      40,149      19,136      80,786         48,242       28,934         7,695
  Minority interest..........    (10,536)     (6,424)     (3,324)    (14,703)        (6,782)      (4,937)         (808)
  Income before extraordinary
    item.....................     47,353      33,725      15,812      66,083         41,460       23,997         6,887
  Extraordinary item-loss on
    early extinguishment of
    debt.....................         --      (3,337)         --          --         (2,140)        (875)       (1,273)
  Net income.................     47,353      30,388      15,812      66,083         39,320       23,122         5,614
  Dividends on 8 5/8% Series
    A Cumulative Redeemable
    Preferred Shares.........     (5,391)     (4,102)         --     (10,781)            --           --            --
  Dividends on 8% Series B
    Cumulative Redeemable
    Preferred Shares.........     (6,900)         --          --     (13,800)            --           --            --
  Net income available for
    common stockholders...... $   35,062  $   26,286  $   15,812    $ 41,502     $   39,320     $ 23,122      $  5,614
  Net income per common
    share.................... $     0.77  $     0.74  $     0.80    $   0.91     $     1.51     $   1.49      $   0.63
BALANCE SHEET DATA
  (AT END OF PERIOD):
  Real estate, net of
    accumulated
    depreciation............. $2,281,751  $1,664,751  $  721,155          --     $1,377,874     $593,066      $207,976
  Total assets...............  2,413,014   1,737,538     972,536          --      1,443,440      621,134       224,777
  Total mortgages and notes
    payable..................    737,866     647,473     214,058          --        555,876      182,736        66,864
OTHER DATA:
  FFO(2).....................     72,226      55,947      27,289     105,831         70,620       40,016        10,302
  Number of in-service
    properties...............        445         361         201          --            292          191            44
  Total rentable square
    feet..................... 28,033,000  21,583,000  10,385,000          --     17,455,000    9,215,000     2,746,000

(1) Rental property operating expenses include salaries, real estate taxes, insurance, repairs and maintenance, property management, security, utilities, leasing, development, and construction expenses.

(2) Funds From Operations ("FFO") is defined as net income, computed in accordance with generally accepted accounting principles ("GAAP"), excluding gains (losses) from debt restructuring and sales of property, plus depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. Management generally considers FFO to be a useful financial performance measurement of an equity REIT because, together with net income and cash flows, FFO provides investors with an additional basis to evaluate the ability of a REIT to incur and service debt and to fund acquisitions and other capital expenditures. FFO does not represent net income or cash flows from operating, investing or financing activities as defined by GAAP. It should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. FFO does not measure whether cash flow is sufficient to fund all cash needs including principal amortization, capital improvements and distributions to partners. Further, funds from operations statistics as disclosed by other REITs may not be comparable to the Company's calculation of FFO.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the international terms agreement and the related underwriting agreement (collectively, the "International Underwriting Agreement"), the Company has agreed to sell to each of the underwriters named below (the "International Managers"), and each of the International Managers, has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth below opposite their respective names.

                                                                                                       NUMBER OF
                                            UNDERWRITER                                                  SHARES
Merrill Lynch International.........................................................................      250,000
Montgomery Securities...............................................................................      250,000
Morgan Stanley & Co. International Limited..........................................................      250,000
Prudential-Bache Securities (U.K.) Inc..............................................................      250,000
Scott & Stringfellow, Inc...........................................................................      250,000
Smith Barney Inc....................................................................................      250,000
             Total..................................................................................    1,500,000

     The Company also has entered into a U.S. terms agreement and related U.S. underwriting agreement (the "U.S. Underwriting Agreement" and, together with the International Underwriting Agreement, the "Underwriting Agreements") with certain underwriters in the United States and Canada (the "U.S. Underwriters" and, together with the International Managers, the "Underwriters") for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Montgomery Securities, Morgan Stanley & Co. Incorporated, Prudential Securities Incorporated, Scott & Stringfellow, Inc. and Smith Barney Inc. are acting as representatives (the "U.S. Representatives"). Subject to the terms and conditions set forth in the U.S. Underwriting Agreement, and concurrently with the sale of 1,500,000 shares of Common Stock to the International Managers pursuant to the International Underwriting Agreement, the Company has agreed to sell to the U.S. Underwriters, and the U.S. Underwriters have severally agreed to purchase from the Company, an aggregate of 6,000,000 shares of Common Stock. The public offering price per share and the underwriting discount per share are identical under the U.S. Underwriting Agreement and the International Underwriting Agreement.

     In each Underwriting Agreement, the U.S. Underwriters and the International Managers have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares being sold pursuant to each such Underwriting Agreement if any of such shares of Common Stock are purchased. Under certain circumstances, the commitments of nondefaulting U.S. Underwriters or International Managers may be increased. The closings with respect to the sale of the shares to be purchased by the International Managers and the U.S. Underwriters are conditioned one upon the other.

     The International Managers have advised the Company that they propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of $1.00 per share. The International Managers may allow, and such dealers may reallow, a discount not in excess of $.10 per share on sales to certain other dealers. After the Offerings, the public offering price, concession and discount may be changed.

     The Company has been informed that the U.S. Underwriters and the International Managers have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and the International Managers are permitted to sell shares of Common Stock to each other for purposes of resale at the price per share to the public on the cover page of this Prospectus Supplement, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are United States persons or Canadian persons or to persons they believe intend to resell to persons who are United States persons or Canadian persons, and the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-United States and non-Canadian persons or to persons they believe intend to resell to persons who are non-United States and non-Canadian persons, except in each case for transactions pursuant to the Intersyndicate Agreement.

     Each International Manager has agreed that (i) it has not offered or sold, and it will not offer or sell, directly or indirectly, any shares of Common Stock offered hereby in the United Kingdom by means of any document except in circumstances which do not constitute an offer to the public within the meaning of the Companies Act 1985, (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom, and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of shares of Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisement) (Exemptions) Order 1996 or is a person to whom the document may otherwise lawfully be issued or passed on.

     Purchasers of shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase, in addition to the price per share to the public set forth on the cover page of this Prospectus Supplement.

     The Company has granted to the International Managers an option, exercisable for 30 days after the date of this Prospectus Supplement, to purchase up to 225,000 additional shares of Common Stock to cover over-allotments, if any, at the price to the public less the underwriting discount set forth on the cover page of this Prospectus Supplement. If the International Managers exercise this option, each of the International Managers will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the foregoing table bears to the 1,500,000 shares of Common Stock offered hereby. The Company has granted to the U.S. Underwriters an option, exercisable for 30 days after the date of this Prospectus Supplement, to purchase up to 900,000 additional shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to the International Managers.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

     The Company and the executive officers and directors of the Company have agreed that for a period of 90 days from the date of this Prospectus Supplement they will not, without the prior written consent of Merrill Lynch, sell, offer to sell, grant any option for the sale of, or otherwise dispose of any shares of Common Stock or any security convertible into or exercisable for shares of Common Stock, except for the issuance of Common Stock in connection with property acquisitions, the Amended and Restated 1994 Stock Option Plan or the conversion of Common Units.

     In connection with the Offerings, the rules of the Securities and Exchange Commission permit the U.S. Representatives and the International Managers to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the U.S. Underwriters or the International Managers create a short position in the Common Stock in connection with the Offerings (I.E., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus Supplement), the U.S. Representatives and the International Managers, respectively, may reduce that short position by purchasing Common Stock in the open market. The U.S. Representatives and the International Managers, respectively, also may elect to reduce any short position by exercising all or part of the over-allotment options described herein.

     The U.S. Representatives and the International Managers also may impose a penalty bid on certain Underwriters and selling group members. This means that if the U.S. Representatives and the International Managers purchase shares of Common Stock in the open market to reduce the U.S. Underwriters' or the International Managers' short position, respectively, or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offerings.

     In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the Offerings.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the U.S. Representatives or the International Managers will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The U.S. Representatives from time to time provide investment banking and financial advisory services to the Company and the Operating Partnership. Merrill Lynch also acted as representative of various underwriters in connection with offerings of the Company's equity securities and the Operating Partnership's debt securities from 1994 through 1997. Certain of the U.S. Underwriters acted as underwriters in the Series B Preferred Offering. In connection with the ACP Transaction, Merrill Lynch rendered advisory services and provided an opinion to the Board of Directors of the Company for which it was paid a fee of approximately $1.0 million.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for the Company by Alston & Bird LLP, Raleigh, North Carolina. Certain legal matters related to the Offerings will be passed upon for the Underwriters by Andrews & Kurth L.L.P., Washington, D.C.

                        (property pictures appear here)

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SHARES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               TABLE OF CONTENTS

                                                  PAGE

                             PROSPECTUS SUPPLEMENT

Prospectus Supplement Summary.................... S-3
The Company...................................... S-8
Recent Developments.............................. S-11
The Properties................................... S-14
Management....................................... S-19
Series B Preferred Offering...................... S-20
Use Of Proceeds.................................. S-21
Price Range of Common Stock and Distribution
  History........................................ S-21
Capitalization................................... S-22
Selected Financial Data.......................... S-23
Underwriting..................................... S-25
Legal Matters.................................... S-27

                                   PROSPECTUS

Available Information............................ 2
Incorporation Of Certain Documents By
  Reference...................................... 2
The Company And The Operating Partnership........ 3
Risk Factors..................................... 3
Use Of Proceeds.................................. 7
Ratios Of Earnings To Combined Fixed Charges And
  Preferred Stock Dividends...................... 7
Description Of Debt Securities................... 8
Description Of Preferred Stock................... 20
Description Of Series A Preferred Shares......... 25
Description Of Depositary Shares................. 26
Description Of Common Stock...................... 29
Federal Income Tax Considerations................ 32
Plan Of Distribution............................. 43
Experts.......................................... 43
Legal Matters.................................... 44

                                7,500,000 SHARES

                                   HIGHWOODS
                                PROPERTIES, INC.
                                     (logo)

                                  COMMON STOCK

                             PROSPECTUS SUPPLEMENT

                          MERRILL LYNCH INTERNATIONAL
                             MONTGOMERY SECURITIES
                           MORGAN STANLEY DEAN WITTER
                          PRUDENTIAL-BACHE SECURITIES
                           SCOTT & STRINGFELLOW, INC.
                               SMITH BARNEY INC.
                               SEPTEMBER 25, 1997